Exhibit 99.2

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on August 7, 2025 at 2:30 P.M., Hong Kong Time
(August 7, 2025, at 2:30 A.M., Eastern Time)

The undersigned hereby appoints Mr. Shek Kin Pong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Wellchange Holdings Company Limited. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, 3, 4 and 5.

Item 1	RESOLVED as an ordinary resolution that the re-appointment of five directors, Mr. Shek Kin Pong, Mr. Tang Chi Hin, Mr. Chu Chi Hong, Mr. Michael Chung Fai Ng, and Mr. Lau Yun Chau each to serve (i) until the next annual general meeting of shareholders or, if no such meeting is held, (ii) until such time as they are re-appointed by the Board of Directors, or in either case, until their respective successors are duly elected or appointed and qualified be and hereby is approved.

☐ For	☐ Against	☐ Abstain

Item 2	RESOLVED as a special resolution that (i) the redesignation of the Company’s authorized share capital from 1,000,000,000 Ordinary Shares of US$0.00005 par value each to 900,000,000 Class A Ordinary Shares of the same par value, each conferring the holder thereof one (1) vote and 100,000,000 Class B Ordinary Shares of the same par value, each conferring the holder thereof thirty-five (35) votes (the “Dual-Class Share Capital Structure”), with 5,000,000 and 3,000,000 Ordinary Shares held by Mr. Shek Kin Pong and Power Smart International Limited, respectively, and 92,000,000 unissued Ordinary Shares, being re-designated into Class B Ordinary Shares, and all other issued and unissued Ordinary Share being re-designated into Class A Ordinary Shares, and (ii) the adoption of the Fourth Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure be and hereby are approved.

☐ For	☐ Against	☐ Abstain

Item 3

RESOLVED as an ordinary resolution that a reverse stock split (the “Share Consolidation”) of all authorized shares (including all issued and outstanding shares), at a ratio of not less than 1-for-5 and not more than 1-for-50 (the “Ratio”), with the final Ratio and timing to be determined by the Board of Directors in its sole discretion at any time prior to the one-year anniversary of this Meeting and the authorization for the Board of Directors to round up any fractional shares resulting therefrom at participant level and resolve any related difficulties as it considers appropriate be and hereby are approved.

☐ For	☐ Against	☐ Abstain

Item 4	RESOLVED as an ordinary resolution that, subject to the Share Consolidation taking effect, (i) if Item 2 is passed, the increase of the Company’s authorized share capital be and hereby is approved such that the increased authorized share capital remains to be divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, with the par value of each share to be adjusted based on the Ratio; or (ii) if Item 2 is not passed, the increase of the Company's authorized share capital be and hereby is approved such that the increased authorized share capital remains to be divided into 1,000,000,000 Ordinary Shares with the par value adjusted in accordance with the Ratio.

☐ For	☐ Against	☐ Abstain

Item 5	RESOLVED as an ordinary resolution that the authorization for the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all of the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, and Proposal Four be and hereby is approved.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on August 6, 2025, at 11:59 A.M., Hong Kong Time (August 5, 2025, at 11:59 P.M., Eastern Time).